FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated February 21, 2020 of Diana Shipping Inc. (the "Company") announcing the Company’s financial results for the fourth quarter and year ended December 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: February 21, 2020	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Strategy Officer and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2019

ATHENS, GREECE, February 21, 2020 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, today reported net loss of $14.0 million and net loss attributed to common stockholders of $15.4 million for the fourth quarter of 2019, including a $6.5 million impairment loss and $3.3 million loss from sale of vessels. This compares to net income of $2.9 million and net income attributed to common stockholders of $1.5 million reported in the fourth quarter of 2018.
Time charter revenues were $51.5 million for the fourth quarter of 2019, compared to $62.9 million for the same period of 2018. The decrease in time charter revenues was mainly due to decreased revenues due to the sale of two vessels in December 2018 and six vessels in 2019 and decreased average time charter rates that the Company achieved for its vessels during the quarter.
Net loss for 2019 amounted to $10.5 million and net loss attributed to common stockholders amounted to $16.3 million, including a $14.0 million impairment loss and $6.2 million loss from sale of vessels. This compares to net income and net income attributed to common stockholders of $16.6 million and $10.8 million, respectively, for 2018. Time charter revenues were $220.7 million for 2019, compared to $226.2 million for 2018.

	Fleet Employment Profile (As of February 20, 2020)
	Diana Shipping Inc.’s fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	BUILT DWT

	14 Panamax Bulk Carriers
1	OCEANIS		$10,350	5.00%	Ausca Shipping Limited, Hong Kong	16-Nov-18	9-Jan-20	1
			$9,200	5.00%	Phaethon International Company AG	9-Jan-20	9-Jan-21 - 24-Mar-21
	2001 75,211
2	PROTEFS	A	$11,000	3.75%	Hudson Shipping Lines Incorporated	19-Sep-18	30-Nov-19
			$9,900	5.00%	Phaethon International Company AG	30-Nov-19	1-Jan-21 - 31-Mar-21
	2004 73,630
3	CALIPSO	A	$15,400	5.00%	Crystal Sea Shipping Co., Limited	1-Nov-19	25-Feb-20	2
	2005 73,691
-	CLIO	A	$10,600	5.00%	Ausca Shipping Limited, Hong Kong	10-Nov-18	5-Nov-19	3
	2005 73,691
4	NAIAS	A	$10,000	5.00%	Phaethon International Company AG	26-Jan-19	26-Dec-20 - 10-Apr-21
	2006 73,546
5	ARETHUSA	A	$9,150	5.00%	Ausca Shipping Limited, Hong Kong	2-May-19	2-May-20 - 2-Aug-20
	2007 73,593
6	CORONIS		$11,300	5.00%	CJ International Italy Societa Per Azioni	10-Oct-18	10-Nov-19
			$12,000	5.00%	Dampskibsselskabet Norden A/S, Copenhagen	10-Nov-19	13-Dec-19
			$5,300	5.00%	Tongli Shipping Pte. Ltd.	3-Jan-20	5-Feb-20	4
			$8,000	5.00%	Koch Shipping Pte. Ltd., Singapore	20-Feb-20	5-Nov-20 - 4-Jan-21
	2006 74,381
7	MELIA		$12,000	5.00%	United Bulk Carriers International S.A., Luxemburg	28-Apr-18	22-Nov-19
			$10,750	5.00%	Cargill International S.A., Geneva	13-Feb-20	3-Apr-20	5,6
	2005 76,225
8	ARTEMIS		$12,600	5.00%	Ausca Shipping Limited, Hong Kong	17-Sep-18	28-Nov-19
			$10,150	5.00%	Koch Shipping Pte. Ltd., Singapore	28-Nov-19	13-Aug-20 - 28-Oct-20
	2006 76,942
9	LETO		$13,000	5.00%	Uniper Global Commodities SE, Düsseldorf	31-May-19	1-May-20 - 1-Jul-20	7
	2010 81,297

10	SELINA	B	$12,250	5.00%	BG Shipping Co., Limited, Hong Kong	6-Feb-18	15-Jul-19
			$11,750	5.00%	Ausca Shipping Limited, Hong Kong	15-Jul-19	15-Feb-20	8, 9
	2010 75,700
11	MAERA	B	$9,450	5.00%	Glencore Agriculture B.V., Rotterdam	27-Mar-19	10-Apr-20 - 10-Jul-20
	2013 75,403
12	ISMENE		$12,125	5.00%	Koch Shipping Pte. Ltd., Singapore	12-Dec-18	10-Jan-20
			$10,800	5.00%	Phaethon International Company AG	10-Jan-20	10-Feb-21 - 25-Apr-21
	2013 77,901
13	CRYSTALIA	C	$10,500	5.00%	Glencore Agriculture B.V., Rotterdam	2-Mar-19	2-May-20 - 2-Aug-20
	2014 77,525
14	ATALANDI	C	$12,250	5.00%	Uniper Global Commodities SE, Düsseldorf	9-Jul-19	9-Jun-20 - 24-Aug-20
	2014 77,529
	5 Kamsarmax Bulk Carriers
15	MAIA	D	$13,300	5.00%	Glencore Agriculture B.V., Rotterdam	12-Nov-18	31-Jan-20	10
			$11,200	5.00%	Aquavita International S.A.	31-Jan-20	31-Mar-21 - 15-Jun-21
	2009 82,193
16	MYRSINI	D	$12,750	5.00%	Glencore Agriculture B.V., Rotterdam	22-Dec-18	4-Dec-19
			$11,500	5.00%	Ausca Shipping Limited, Hong Kong	4-Dec-19	4-Jan-21 - 19-Mar-21
	2010 82,117
17	MEDUSA	D	$14,000	4.75%	Cargill International S.A., Geneva	3-Sep-18	15-Nov-19
			$11,000	4.75%		16-Nov-19	1-Oct-20 - 16-Dec-20
	2010 82,194
18	MYRTO	D	$14,000	4.75%	Cargill International S.A., Geneva	18-Jul-19	3-Apr-20 - 18-Jun-20
	2013 82,131
19	ASTARTE		$14,250	5.00%	Glencore Agriculture B.V., Rotterdam	16-Oct-18	18-Jan-20
			$11,750	5.00%	Aquavita International S.A.	18-Jan-20	18-Mar-21 - 2-Jun-21
	2013 81,513
	5 Post-Panamax Bulk Carriers
20	ALCMENE		$11,500	5.00%	BG Shipping Co., Limited, Hong Kong	21-Nov-18	16-Nov-19
			$9,500	5.00%	Oriental Bulk Shipping PTE. LTD	16-Nov-19	10-Jan-20	11
	2010 93,193
21	AMPHITRITE	E	$12,750	5.00%	Uniper Global Commodities SE, Düsseldorf	27-Jan-19	27-Mar-20 - 27-Jun-20
	2012 98,697
22	POLYMNIA	E	$16,000	4.75%	Cargill International S.A., Geneva	9-Jul-18	15-Nov-19
			$11,000	4.75%		15-Nov-19	15-Oct-20 - 30-Dec-20
	2012 98,704
23	ELECTRA	F	$13,500	5.00%	Uniper Global Commodities SE, Düsseldorf	19-Oct-18	18-Nov-19
			$10,250	5.00%	Oldendorff Carriers GMBH & Co. KG, Lübeck	21-Nov-19	21-Oct-20 - 21-Dec-20
	2013 87,150

24	PHAIDRA	F	$10,800	5.00%	Uniper Global Commodities SE, Düsseldorf	11-Apr-19	27-May-20 - 26-Aug-20
	2013 87,146
	14 Capesize Bulk Carriers
25	NORFOLK		$13,250	5.00%	SwissMarine Services S.A., Geneva	1-Dec-17	2-Nov-19
			$17,750	5.00%	Koch Shipping Pte. Ltd., Singapore	2-Nov-19	20-Feb-20	8
	2002 164,218
26	ALIKI		$18,000	5.00%	SwissMarine Services S.A., Geneva	9-Apr-18	23-Jan-20	11
	2005 180,235
27	BALTIMORE		$15,000	5.00%	Koch Shipping Pte. Ltd., Singapore	19-May-19	4-Dec-20 - 3-Apr-21	12
	2005 177,243
28	SALT LAKE CITY		$9,750	4.75%	Cargill International S.A., Geneva	24-Mar-19	24-Nov-20 - 24-Feb-21
	2005 171,810
29	SIDERIS GS	G	$15,350	5.00%	Berge Bulk Shipping Pte. Ltd., Singapore	15-Dec-18	27-Feb-20	13
	2006 174,186
30	SEMIRIO	G	$16,000	4.75%	Cargill International S.A., Geneva	30-Jun-19	30-Sep-20 - 30-Dec-20
	2007 174,261
31	BOSTON	G	$15,300	5.00%	Oldendorff Carriers GMBH & Co. KG, Lübeck, Germany	7-Jun-19	1-Apr-21 - 30-Jun-21
	2007 177,828
32	HOUSTON	G	$10,125	5.00%	Koch Shipping Pte. Ltd., Singapore	17-Feb-19	17-Apr-20 - 1-Aug-20	14
	2009 177,729
33	NEW YORK	G	$15,500	5.00%	Singapore Marine Pte. LTD., Singapore	7-Jun-19	7-Nov-20 - 22-Jan-21	15
	2010 177,773
34	SEATTLE	H	$16,000	5.00%	SwissMarine Services S.A., Geneva	24-Dec-18	24-Apr-20 - 24-Jul-20
	2011 179,362
35	P. S. PALIOS	H	$17,500	5.00%	SwissMarine Services S.A., Geneva	5-Jun-19	25-Feb-20 - 20-Mar-20	13
	2013 179,134
36	G. P. ZAFIRAKIS	I	$17,000	5.00%	SwissMarine Services S.A., Geneva	31-Dec-18	31-May-20 - 31-Aug-20
	2014 179,492
37	SANTA BARBARA	I	$20,250	4.75%	Cargill International S.A., Geneva	24-Apr-18	9-Dec-19	16
			$17,250	5.00%	Pacbulk Shipping Pte. Ltd., Singapore	28-Dec-19	28-Dec-20 - 28-Feb-21
	2015 179,426
38	NEW ORLEANS		$15,000	4.75%	Cargill International S.A., Geneva	10-Apr-19	26-Jul-20 - 25-Nov-20
	2015 180,960

	4 Newcastlemax Bulk Carriers
39	LOS ANGELES	J	$13,250	5.00%	SwissMarine Services S.A., Geneva	6-Mar-19	6-Jun-20 - 6-Sep-20
	2012 206,104
40	PHILADELPHIA	J	$20,000	5.00%	Koch Shipping Pte. Ltd., Singapore	18-Jun-18	3-Feb-20
			$14,500	5.00%	BHP Billiton Freight Singapore Pte. Ltd	5-Feb-20	5-Apr-21 - 5-Jul-21
	2012 206,040
41	SAN FRANCISCO	K	$16,000	5.00%	Koch Shipping Pte. Ltd., Singapore	5-Mar-19	5-Oct-20 - 20-Jan-21
	2017 208,006
42	NEWPORT NEWS	K	$16,500	5.00%	SwissMarine Services S.A., Geneva	25-Feb-19	25-Jun-20 - 25-Sep-20
	2017 208,021
* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 Vessel off hire for drydocking from May 27, 2019 to July 4, 2019.
2 Redelivery date based on an estimated time charter trip duration of about 116 days.
3 "Clio" sold and delivered to her new Owners on November 21, 2019.
4 Charter included a one time gross ballast bonus payment of US$56,000.
5 Charter includes a one time gross ballast bonus payment of US$107,500.
6 Relivery date based on an estimated time charter trip duration of about 50 days.
7 Vessel off hire for drydocking from December 16, 2019 to February 10, 2020.
8 Currently without an active charterparty.
9 Ausca Shipping Limited has agreed to compensate the owners for the early redelivery of the vessel until the minimum agreed redelivery date, February 15, 2020.
10 Vessel off hire for drydocking from August 27, 2019 to October 6, 2019.
11 Currently without an active charterparty. Vessel on scheduled drydocking.
12 Vessel off hire for drydocking for about 40.8 days.
13 Based on latest information.
14 Vessel off hire for drydocking from November 14, 2019 to December 10, 2019.
15 Vessel currently off hire for drydocking.
16 Vessel for scheduled drydocking from December 12, 2019 to December 28, 2019.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018

STATEMENT OF OPERATIONS DATA (in thousands of US Dollars)
Time charter revenues	$51,508	$62,874	$220,728	$226,189
Voyage expenses	4,488	2,747	13,542	7,405
Vessel operating expenses	23,368	25,210	90,600	95,510
Net income/(loss)	(13,981)	2,908	(10,535)	16,580
Net income/(loss) attributed to common stockholders	(15,423)	1,466	(16,304)	10,811
FLEET DATA
Average number of vessels	42.6	49.5	45.0	49.9
Number of vessels	42.0	48.0	42.0	48.0
Weighted average age of vessels	9.5	9.1	9.5	9.1
Ownership days	3,915	4,554	16,442	18,204
Available days	3,834	4,445	16,192	17,964
Operating days	3,716	4,405	15,971	17,799
Fleet utilization	96.9%	99.1%	98.6%	99.1%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$12,264	$13,527	$12,796	$12,179
Daily vessel operating expenses (2)	$5,969	$5,536	$5,510	$5,247

____________________

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company’s management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Friday, February 21, 2020.

Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com, and clicking on the webcast link. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13698627.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
				(audited)
REVENUES:
Time charter revenues	$51,508	$62,874	$220,728	$226,189
EXPENSES:
Voyage expenses	4,488	2,747	13,542	7,405
Vessel operating expenses	23,368	25,210	90,600	95,510
Depreciation and amortization of deferred charges	12,063	13,001	48,904	52,206
General and administrative expenses	7,819	8,995	28,601	29,518
Management fees to related party	589	594	2,155	2,394
Impairment loss	6,467	-	13,987	-
Loss from sale of vessels	3,336	1,448	6,171	1,448
Other gain	(298)	(245)	(854)	(542)
Operating income/(loss)	$(6,324)	$11,124	$17,622	$38,250

OTHER INCOME / (EXPENSES):
Interest and finance costs	(6,722)	(9,039)	(29,432)	(30,506)
Interest and other income	602	839	2,858	8,822
Gain/(loss) from investments	(1,537)	(16)	(1,583)	14
Total other expenses, net	$(7,657)	$(8,216)	$(28,157)	$(21,670)

Net income/(loss)	$(13,981)	$2,908	$(10,535)	$16,580
Dividends on series B preferred shares	(1,442)	(1,442)	(5,769)	(5,769)
Net income/(loss) attributed to common stockholders	(15,423)	1,466	(16,304)	10,811
Earnings/(loss) per common share, basic and diluted	$(0.17)	$0.01	$(0.17)	$0.10
Weighted average number of common shares, basic	90,017,536	103,892,507	95,191,116	103,736,742

Weighted average number of common shares, diluted	90,017,536	105,150,906	95,191,116	104,715,883

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018

Net income/(loss)	$(13,981)	$2,908	$(10,535)	$16,580
Other comprehensive income/(loss) (Actuarial income/(loss))	(151)	17	(178)	(7)
Comprehensive income/(loss)	$(14,132)	$2,925	$(10,713)	$16,573

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	2019	2018*
ASSETS	(unaudited)

Cash and cash equivalents	$107,288	$126,825
Other current assets	29,751	15,147
Vessels, net	882,297	991,403
Other fixed assets, net	22,077	22,425
Restricted cash, non-current	21,000	24,582
Investments in related parties	1,680	3,263
Other non-current assets	7,187	4,151
Total assets	$1,071,280	$1,187,796

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt, net of deferred financing costs	$474,951	$530,547
Other liabilities	26,265	29,565
Total stockholders' equity	570,064	627,684
Total liabilities and stockholders' equity	$1,071,280	$1,187,796

*	The balance sheet data have been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA (unaudited)
	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
				(audited)
Net cash provided by operating activities	$5,407	$27,959	$49,882	$79,930
Net cash provided by investment activities	6,013	13,482	38,397	99,370
Net cash used in financing activities	$(32,486)	$(92,140)	$(111,398)	$(93,702)